Exhibit 99.1

Alpha Tau Announces Inclusion in the Flagship TA-90 and TA-125 Indices of the Tel Aviv Stock Exchange

Funds that track these TASE benchmark indexes are expected to add Alpha Tau shares to their holdings

TA-125 tracks the 125 largest and most prominent companies on the TASE

JERUSALEM, Oct. 29, 2026 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (Nasdaq and TASE: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that its ordinary shares will be included in the TA-90 and TA-125 indices of the Tel Aviv Stock Exchange (TASE), effective Nov. 5, 2026.

Alpha Tau’s ordinary shares have been dual listed on the Nasdaq and TASE markets since August 2026, and trade on the TASE under the Hebrew symbol דרטס, allowing investors the flexibility to trade in both US and Israeli currency during open trading hours of the respective markets.

The TA-125 index, considered by many Israeli investors to be the benchmark for assessing the TASE market, tracks 125 of the largest and most prominent companies traded on the TASE: the 35 companies in the exchange’s leading TA-35 index and the 90 companies in the TA-90 index. These indices are widely followed by Israeli investors, and the index funds that track them are expected to add Alpha Tau’s shares to their holdings. With its inclusion, Alpha Tau will be one of only three biomed companies in the TA-125.

Uzi Sofer, CEO of Alpha Tau, stated: “Joining the TA-90 and TA-125 indices within months of our dual listing will place us in good company among the leading companies traded on the Tel Aviv Stock Exchange. We believe inclusion will further raise our visibility with Israeli institutional investors, broaden our local shareholder base and increase trading in Tel Aviv. Greater liquidity would benefit all our shareholders globally, as we work to expand the reach of Alpha DaRT to cancer patients wherever they are.”

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company focused on the research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to primarily affect the tumor and to spare healthy tissue surrounding it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. Other than its marketing approval in Japan for unresectable locally advanced or locally recurrent head and neck cancer and in Israel for products intended to treat Squamous Cell Carcinoma (SCC) of the Skin and Oral Cavity, the Alpha DaRT treatment has not been approved for commercialization or for use outside of an approved clinical trial. In addition, any statements or information that refer to the inclusion of Alpha Tau’s ordinary shares in the TA-90 and TA-125 indices, including the timing of such inclusion and its potential effects on Alpha Tau’s visibility with investors, its shareholder base and the trading and liquidity of its ordinary shares, as well as any statements or information that refer to the Alpha DaRT treatment, including its potential benefits and associated risks, safety, feasibility and efficacy, future applications and uses, and other expectations, beliefs and plans, including with respect to clinical trials, regulatory approvals and studies, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on Form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com